FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2004

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                      ---

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______



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Material Contained in this Report:


1. English translation of a notice, dated January 20, 2004, announcing a change in Representative Director.

2. English excerpt translation of a Report on Number of Listed Shares, as filed with the Tokyo Stock Exchange on January 20, 2004.

3. English translation of a Report of Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on January 20, 2004.

4. English translation of an Extraordinary Report, as filed with the Director of the Kanto Local Finance Bureau on January 21, 2004, with respect to a change in Representative Director.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Toyota Motor Corporation


                                           By:         /s/ Takahiko Ijichi
                                                --------------------------------
Date:  January 30, 2004                         Name:      Takahiko Ijichi
                                                Title:     General Manager,
                                                           Accounting Division